Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601-6436
October 31, 2011
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Barbara C. Jacobs
Assistant Director

Re:	Merge Healthcare Incorporated, Abraxas Medical Solutions, Inc., Merge Healthcare Solutions Inc., Confirma Europe LLC, Merge Asset Management Corp., Merge eClinical Inc., Ophthalmic Imaging Systems, Requisite Software Inc. and Stryker Imaging Corporation (collectively, the “Companies”)
Form S-4 Registration Statement (Registration No. 333-176640) (the “Registration Statement”)
Request for Acceleration of Effectiveness under Rule 461
Dear Mr. Jacobson:
     The Companies hereby request that the effective date of the Registration Statement be accelerated so that it will be declared effective on Tuesday, November 1, 2011, at 4:30 p.m. Eastern time, or as soon thereafter as possible.
     The Companies hereby acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Staff of the Securities and Exchange Commission (the “Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Companies may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Sincerely,
MERGE HEALTHCARE INCORPORATED

By:	/s/ Ann G. Mayberry-French

Name:	Ann G. Mayberry-French
Title:	Senior Vice President, General Counsel and Corporate Secretary